SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.)*
Callon Petroleum Company
(Name of Issuer)
Ordinary stock, par value $0.01
(Title of Class of Securities)
13123X102
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 9, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

21,593,523 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

21,593,523 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,593,523 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON

IA,

(1) See Note 1 to Item 5 below.

Item 1.	Security and Issuer.
This statement relates to the ordinary shares, par value $0.01 (the “Common Stock”), of Callon Petroleum Company (the “Issuer”). The Issuer’s principal executive office is located at One Briarlake Plaza, 2000 W. Sam Houston Parkway, S., Suite 2000, Houston, Texas 77042.
Item 2.	Identity and Background.
(a)            Paulson & Co. Inc. (the “Reporting Person” or “Paulson”)
(b)            The principal business address of the Reporting Person is 1133 Avenue of the Americas, New York, New York 10036.
(c)            Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”). John Paulson is the President and sole Director of Paulson & Co. Inc.
Information regarding the directors, executive officers and/or control persons of the Reporting Person (collectively, the “Instruction C Persons”) is set forth in Schedule A attached hereto.
(d)            No Reporting Person or any Instruction C Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)            No Reporting Person or any Instruction C Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Paulson is a Delaware corporation. Each of the Instruction C Persons are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
The consideration for the purchase of the securities reported herein by the Reporting Person was derived from the available capital of the Funds managed by Paulson.
Item 4.	Purpose of Transaction.
The Reporting Person acquired the securities disclosed herein based on the Reporting Person’s belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.
On September 9, 2019, Paulson sent a letter to the Board of Directors of the Issuer expressing its views on the Issuer’s proposed merger with Carrizo Oil & Gas, Inc. (the “Letter”). The foregoing is qualified in its entirety by reference to the Letter, the body of which is incorporated herein and attached hereto as Exhibit 99.1.
Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their respective investments in the Issuer as it deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.
Item 5.	Interest in Securities of the Issuer.
(a)            The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 228,304,366 shares of Common Stock outstanding as of July 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on August 7, 2019. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 9.5% of the outstanding Common Stock.
(b)            Number of shares of Common Stock as to which Paulson has:
(i)	Sole power to vote or direct the vote: 21,593,523 (see Note 1).
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 21,593,523 (see Note 1).
(iv)	Shared power to dispose or direct the disposition: 0
(c)            Except as set forth on Schedule 1 hereto, the Reporting Person has not entered into any transactions in the Ordinary Shares during the past sixty days
(d)            See Note 1.
(e)            Not applicable.
Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 21,593,523 shares of Common Stock held by the Reporting Person as of the date hereof.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.
Item 7.	Material to be Filed as Exhibits.
Ex. 99.1	Letter to Board of Directors, dated as of September 9, 2019, from Paulson & Co. Inc.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  September 9, 2019
PAULSON & CO. INC.

By:	/s/ Michael D. Waldorf
	Name:	Michael D. Waldorf
	Title:	Authorized Signatory

SCHEDULE A
INFORMATION REGARDING THE INSTRUCTION C PERSONS
The following table sets forth the name, title, principal occupation, business address and place of employment of each of the executive officers and directors of Paulson & Co. Inc.
Name	Title and Principal Occupation	Business Address and Place of Employment
John Paulson	President, Director, Portfolio Manager	1133 Avenue of the Americas New York, NY 10036
Chris Bodak	Chief Financial Officer	1133 Avenue of the Americas New York, NY 10036
Stuart Merzer	General Counsel and Chief Compliance Officer	1133 Avenue of the Americas New York, NY 10036
Andrew Hoine	Director of Research	1133 Avenue of the Americas New York, NY 10036
Linda Forish	Chief Operating Officer	1133 Avenue of the Americas New York, NY 10036

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days
Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

7/15/2019	Common Stock	1,025,000	$5.473
7/15/2019	Common Stock	1,025,000	$5.43
7/15/2019	Common Stock	769,004	$5.4985
7/15/2019	Common Stock	1,435,000	$5.4516
7/16/2019	Common Stock	2,050,000	$5.6951
7/16/2019	Common Stock	410,000	$5.6
7/16/2019	Common Stock	135,860	$5.6304
7/16/2019	Common Stock	307,500	$5.71
7/16/2019	Common Stock	4,407,500	$5.7048
7/16/2019	Common Stock	615,000	$5.7285
7/17/2019	Common Stock	120,316	$5.2806
7/17/2019	Common Stock	205,000	$5.23
7/17/2019	Common Stock	205,000	$5.27
7/17/2019	Common Stock	512,500	$5.2585
7/17/2019	Common Stock	283,878	$5.2566
7/18/2019	Common Stock	410,000	$4.8634
7/18/2019	Common Stock	102,500	$4.8
7/18/2019	Common Stock	372,311	$4.8215
7/18/2019	Common Stock	410,000	$5.0439
7/18/2019	Common Stock	410,000	$4.9366
7/22/2019	Common Stock	615,600	$5.1089
7/22/2019	Common Stock	1,603,211	$5.0827
7/23/2019	Common Stock	205,000	$5.2537
7/24/2019	Common Stock	717,500	$5.4537
7/24/2019	Common Stock	250,598	$5.3239
7/25/2019	Common Stock	53,530	$4.9881
7/25/2019	Common Stock	517,830	$5.0718
7/26/2019	Common Stock	190,643	$4.8909
7/26/2019	Common Stock	615,000	$4.94
7/26/2019	Common Stock	307,542	$4.929
7/29/2019	Common Stock	307,500	$4.6878
7/29/2019	Common Stock	73,100	$4.7079
7/30/2019	Common Stock	410,000	$5.039
8/14/2019	Common Stock	307,500	$4.2
8/14/2019	Common Stock	207,600	$4.117